                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003
                 ----------

                                  Kookmin Bank
                                  ------------

                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
             ------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F
                                     -           ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X
                                     ----    -

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                     Nominees for Directors of Kookmin Bank

On March 5, 2003, Kookmin Bank disclosed the list of nominees for board members to be appointed at the general shareholders' meeting scheduled to be held on March 21, 2003.

The nominees are as follows:

List of Nominees for Executive Directors
----------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                               Nominated
                                                                                                  for
                                                                                                members
                                                                                                of Audit
   Name            Current Position              Career                     Education          Committee
--------------------------------------------------------------------------------------------------------
Sungnam Lee     Assistant Governor,     o General Manager, Citibank     o Kyungki Women's      Yes
(11/11/1947)    Financial               o Management Adviser, Bajae       High School
                Supervisory Service       Travel Agency                 o B.A. in English
                                        o Head of Examination             Literature, Ewha
                                          Planning & Coordination         Womans University
                                          Department, Financial
                                          Supervisory Service

--------------------------------------------------------------------------------------------------------
 Donald H.      Executive Vice          o Country Manager, ING Bank     o Canadian Institute
 MacKenzie      President & Head          Japan; Managing Director,       of Chartered
 (12/20/1948)   of Risk                   ING Barings                     Accountants (CICA)
                Management              o Vice President, Goldman       o Accounting,
                Division,                 Sachs                           finance, business
                Kookmin Bank            o Partner, KPMG Peat              administration,
                                          Marwick                         Simon Fraser
                                                                          University
                                                                        o B.A. in Economics,
                                                                          British Columbia
                                                                          University
--------------------------------------------------------------------------------------------------------

List of Nominees for Non-Executive Directors
--------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                               Nominated
                                                                                                  for
                                                                                                members
                                                                                                of Audit
   Name            Current Position              Career                     Education          Committee
--------------------------------------------------------------------------------------------------------
Moonsoul Chung  Advisor, Mirae          o CEO, Mirae Corporation        o B.A. in  Asian
(03/07/1938)    Corporation             o President, Lycos Korea          Philosophy, Won
                                                                          Kwang University
--------------------------------------------------------------------------------------------------------
Sunjin Kim      President, Yuhan        o Vice President,               o B.A. in              Yes
(06/08/1942)    Corporation               Yuhan Corporation               Business
                                        o CEO, Janssen Korea              Administration,
                                        o Member of Advisory              Korea University
                                          on Stocks Practice of Korea   o M.B.A.,
                                          Listed Companies Association    Korea University
                                                                        o Completed
                                                                          EC CEO Course,
                                                                          Seoul National
                                                                          University
--------------------------------------------------------------------------------------------------------
Dongsoo Chung                           o Assistant Minister,           o B.A. in              Yes
(09/24/1945)                              Planning & Management           Business
                                          Office, Ministry of             Administration,
                                          Planning & Budget               Seoul National
                                        o Deputy Minister,                University
                                          Ministry of Environment       o M.A. in Public
                                                                          Administration,
                                                                          University of
                                                                          Wisconsin at
                                                                          Madison
--------------------------------------------------------------------------------------------------------
 Richard        Principal, Mercer       o Principal, McKinsey           o B.A.SC
 Elliott Lint   Human Resource            & Co. Toronto                   (Industrial
 (01/04/1946)   Consulting              o CEO & Chairman,                 Engineering),
                                          Citibank Canada                 University of
                                        o Deputy Chairman,                Toronto
                                          Head of Oil, Gas & Pipeline   o M.B.A., University
                                          Group, Scotia Capital           of Toronto

--------------------------------------------------------------------------------------------------------
Kyunghee Yoon   Country Manager &       o Director, Baring              o B.A in Law,          Yes
(01/05/1947)    Managing Director,        Brother Ltd.                    Seoul National
                ING Ltd., Korea         o Branch Manager, ING             University
                                          Barings Securities, Ltd.,
                                          Seoul Branch
--------------------------------------------------------------------------------------------------------
Seoungwoo Nam   CEO, Pulmuone Co.,      o CEO, ECMD Co., Ltd.           o B.A. in              Yes
(05/13/1952)    Ltd.                    o President, Korea                Law, Seoul
                                          Health food & Special           National
                                          Nutritive Food Association      University
                                        o CEO, Puchon Cartoon           o M.S. in
                                          Network                         Food Science &
                                                                          Technology, Yonsei
                                                                          University
                                                                        o Ph.D. in
                                                                          Food &
                                                                          Biotechnology,
                                                                          Yonsei University
--------------------------------------------------------------------------------------------------------
Sukyoung Cha    President & CEO,        o CFO, P&G Asia                 o B.A. School
(06/09/1953)    Haitai                    Headquarters, Hong Kong         of Management,
                Confectionery &         o President & CEO,                State University
                Foods Co., Ltd.           Ssangyong Paper Company         of New York
                                        o President & CEO,              o M.B.A.,
                                          Procter & Gamble Korea          Johnson Graduate
                                                                          School of
                                                                          Management,
                                                                          Cornell University
                                                                        o Attended
                                                                          School of Law,
                                                                          Indiana University
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
                                                                                               Nominated
                                                                                                  for
                                                                                                members
                                                                                                of Audit
   Name            Current Position              Career                     Education          Committee
--------------------------------------------------------------------------------------------------------

Bernard S.      Professor of Law,       o Senior Policy                 o B.A. in
Black           Stanford Law School       Advisor, Harvard Institute      Physics, Princeton
(11/13/1953)                              for International               University
                                          Development                   o M.A. in
                                        o Professor of Law,               Physics, UC
                                          Columbia Law School             Berkeley
                                                                        o J.D.,
                                                                          Stanford Law School
--------------------------------------------------------------------------------------------------------
Kihong Kim      Professor of            o Assistant Governor,           o B.A in
(01/10/1957)    Business                  Financial Supervisory           Business &
                Administration,           Service                         Economics, Barat
                Chungbuk National       o Research Director,              College
                University                Korea Insurance Development   o M.B.A.,
                                          Institute                       University of
                                        o Research Fellow,                Missouri
                                          Korea Institute of Fiscal     o Ph.D. in
                                          Policy                          Business
                                                                          Administration,
                                                                          University of
                                                                          Georgia
--------------------------------------------------------------------------------------------------------
Eunjoo Park     CEO & Chief             o Member, Korean                o B.A. in
(06/03/1957)    Editor, Gimm-Young        Publishers' Association         Mathematics, Ewha
                Publishers, Inc.        o Member of Advisory              Womans University
                                          Committee, People's           o M.A. in
                                          Solidarity for                  Graphic
                                          Participatory Democracy         Communications
                                        o Member of Policy                Management &
                                          Advisory Committee,             Technology, New
                                          Ministry of Culture and         York University
                                          Tourism
--------------------------------------------------------------------------------------------------------
Cheolsoo Ahn    President & CEO,        o Head of Pre-Medical           o M.D. in
(02/26/1962)    Ahnlab, Inc.              Course, Dankook University      College of
                                        o Counselor, Policy               Medicine, Seoul
                                          Development, Division,          National University
                                          Korea IT Industry Promotion   o Ph.D. in
                                          Agency                          College of
                                        o Vice Chairman, Korea            Medicine, Seoul
                                          Venture Business                National University
                                          Association                   o M.S. in
                                        o Chairman, Software              Management of
                                          Venture Association             Technology, Penn
                                                                          Engineering &
                                                                          Wharton School,
                                                                          University of
                                                                          Pennsylvania
                                                                        o Completed
                                                                          Venture Business
                                                                          Course, Stanford
                                                                          University
--------------------------------------------------------------------------------------------------------
Kyungbae Suh    President & CEO,        o President & CEO,              o B.A. in
(01/14/1963)    AmorePacific              Pacific Pharmaceutical          Business
                Corporation               Company                         Administration,
                                        o President of                    Yonsei University
                                          Corporate Strategy, Pacific   o M.B.A.,
                                          Corporation (Presently          Cornell University
                                          AmorePacific)
--------------------------------------------------------------------------------------------------------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Kookmin Bank
                                        -------------------------------
                                        (Registrant)



Date: March 4, 2003                     By: /s/ Jong-Kyoo Yoon
                                        -------------------------------
                                        (Signature)

                                        Name: Jong-Kyoo Yoon
                                        Title: Senior Executive Vice President &
                                               Chief Financial Officer